EXHIBIT 99.1

NXT Energy Solutions Inc. Completes Targeted Issuer Bid, Canceling 4,166,667 Common Shares

CALGARY, Alberta, Dec. 10, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX:SFD; OTC QB:NSFDF) is pleased to announce that, having received all necessary regulatory approvals, it has acquired an additional 736,630 common shares in the capital of the Company (the "Common Shares") from Alberta Green Ventures Limited Partnership ("AGV") at a price of C$0.30 per Common Share (a 36% discount from the C$0.47 closing price of the Common Shares on the Toronto Stock Exchange on December 6, 2019) for gross expenditures of C$220,989. The Company has now completed the previously announced C$1,250,000 targeted issuer bid, acquiring an aggregate of 4,166,667 Common Shares representing approximately 6.08% of the total outstanding Common Shares as of November 14, 2019 (the "Targeted Issuer Bid").

For further information regarding the Targeted Issuer Bid, please see the Company’s news releases dated November 18, 2019 and December 4, 2019, and the material change report filed on November 25, 2019.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company with its principal office at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada. NXT's proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information
For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com